Exhibit (a)(5)
FOR IMMEDIATE RELEASE

Investor Relations:
Mel Stephens
(248) 447-1624

Media:
Andrea Puchalsky
(248) 447-1651
Lear Announces Commencement of Tender Offer for
Zero-Coupon Convertible Notes due 2022
     Southfield, Mich., May 16, 2006 — Lear Corporation [NYSE: LEA], one of the world’s largest automotive interior systems suppliers, today announced the commencement of a cash tender offer for any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2022, issued in February 2002. The tender offer will commence Tuesday, May 16, 2006, and will expire at midnight (Eastern time) on June 13, 2006, unless extended.
     Lear is offering to purchase the convertible notes for cash at a purchase price of $475 per $1,000 principal amount at maturity. Assuming that all of the outstanding convertible notes are tendered in the tender offer, the aggregate amount of cash required for Lear to purchase the tendered notes is estimated to be approximately $304 million. The purchase price will be financed with a portion of the proceeds of Lear’s recently announced new term loan facility. All notes purchased in the tender offer will be retired upon consummation of the tender offer. Payments of the tender consideration for the convertible notes validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date.
     In connection with the tender offer, Lear is soliciting the consents of the holders of the convertible notes to proposed amendments to the indenture governing the notes. The primary purpose of the proposed amendments is to eliminate certain restrictive covenants in the indenture. In order for the amendments to become effective, holders of a majority in aggregate principal amount of the convertible notes must consent to the proposed amendments. Lear is not offering any separate or additional payment for the consents. Holders of the convertible notes may not tender their notes without delivering the related consents.
     The terms and conditions of the tender offer appear in Lear’s Offer to Purchase, dated May 16, 2006, and the related Consent and Letter of Transmittal. The consummation of the tender offer is conditioned upon, among other things, receipt of the consent of the holders of a majority in aggregate principal amount of the convertible notes to the proposed amendments to the indenture governing the notes and other customary closing conditions. If any of the conditions are not satisfied, Lear is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered notes, and may terminate the tender offer. Subject to applicable law, Lear may waive any condition applicable to the tender offer and extend or otherwise amend the tender offer.
     Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as dealer manager and solicitation agent for the tender offer and consent solicitation. Questions regarding the tender offer or consent solicitation may be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated

at 888-654-8637 (toll-free) or at 212-449-4914 (collect).
     Global Bondholder Services Corporation is acting as the information agent and the depositary. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Global Bondholder Services Corporation at 866-857-2200 (toll-free) or at 212-430-3774 or from the SEC’s web site at www.sec.gov.
     This news release is not an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Consent and Letter of Transmittal. Holders of the convertible notes should read carefully the Offer to Purchase and related materials because they contain important information. Lear intends to mail a copy of the applicable Offer to Purchase, the Consent and Letter of Transmittal and related documents to each of the holders of convertible notes.
     Lear Corporation is one of the world’s largest suppliers of automotive interior systems and components. Lear provides complete seat systems, electronic products and electrical distribution systems and other interior products. With annual net sales of $17.1 billion, Lear ranks #127 among the Fortune 500. Lear’s world-class products are designed, engineered and manufactured by a diverse team of 115,000 employees at 282 locations in 34 countries. Lear’s headquarters are in Southfield, Michigan, and Lear is traded on the New York Stock Exchange under the symbol [LEA]. Further information about Lear is available on the Internet at http://www.lear.com.
Forward-Looking Statements
     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties, including but not limited to: general economic conditions in the markets in which the Company operates, including changes in interest rates; fluctuations in the production of vehicles for which the Company is a supplier; labor disputes involving the Company or its significant customers or suppliers or that otherwise affect the Company; the Company’s ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions; the outcome of customer productivity negotiations; the impact and timing of program launch costs; the costs and timing of facility closures, business realignment or similar actions; increases in the Company’s warranty or product liability costs; risks associated with conducting business in foreign countries; competitive conditions impacting the Company’s key customers and suppliers; raw material costs and availability; the Company’s ability to mitigate the significant impact of recent increases in raw material, energy and commodity costs; the outcome of legal or regulatory proceedings to which the Company is or may become a party; unanticipated changes in cash flow, including the Company’s ability to align its vendor payment terms with those of the Company’s customers; the finalization of the Company’s restructuring strategy; the outcome of various strategic alternatives being evaluated with respect to the Company’s interior segment; and other risks described from time to time in the Company’s Securities and Exchange Commission filings. In addition, the Company’s previously disclosed agreement in principle to contribute substantially all of its European Interiors business to a joint venture with WL Ross & Co. LLC is subject to the negotiation and execution of a definitive agreement and other conditions. No assurances can be given that the proposed transaction will be completed on the terms contemplated or at all.
     The forward-looking statements in this press release are made as of the date hereof, and the Company does not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date hereof.